

August 2, 2011

<u>Via E-mail</u>
Joel Arberman
Chairman & CEO
Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473

  Re: Mister Goody, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 15, 2011
    File No. 333-174941

Dear Mr. Arberman:

  We have reviewed your amended registration statement and response letter, and have the following comments. References to prior comments refer to those contained in our letter dated July 14, 2011.

<u>General</u>

1. As requested in prior comment 3, please revise your disclosure as appropriate to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of achievements predicted in your filing. As one example, please describe events or circumstances, such as the significant competition the company faces, that may prevent you from attracting approximately 300 vendors to your website by September 2011, as disclosure on page 2 and elsewhere indicates you expect to do.

2. In addition, as you are aware, you must have a reasonable basis for all claims and assertions made in the filing. Accordingly, please revise or provide support for the assertion that having three hundred vendors offer products or services on your site will attract paying members, as well as for the claim that you believe you can attract this number of vendors in order to begin to generate sales in September 2011.

<u>Risk Factors</u>

<u>"Our officers and directors have no experience…," page 9</u>

3. We note the risk factor you have added in response to prior comment 5. Your disclosure in this risk factor indicates that you may be required to include an auditor's attestation report concerning the effectiveness of your internal control over financial reporting beginning with your Form 10-K for the fiscal year ending March 31, 2014. Please

explain why you believe you may be required to provide an auditor attestation at that time, or revise as appropriate. In addition, as suggested in our prior comment, please consider adding disclosure informing investors that as long as you remain a smaller reporting company, you will not be required to obtain an auditor's attestation concerning management's report on internal control over financial reporting. Refer to Item 308(b) of Regulation S-K.

4.   Please revise the sentence in the third paragraph of this risk factor that begins, "In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting," as this language could be read to suggest that the company has already established effective controls:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

General

5.   We note the revised disclosure you have provided in response to prior comment 7. Please further revise to explain with greater specificity the actions that you plan to take in order to begin generating revenues. In this regard, elaborate on your "ongoing vendor marketing efforts," which you indicate you expect to attract hundreds of vendors in the next couple of months.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Staff Attorney